UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*

OBSIDIAN ENTERPRISES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

23700P109
(CUSIP Number)

STEPHEN J. HACKMAN, ESQ.
Ice Miller
One American Square
Box 82001
Indianapolis, IN 46282-0200
(317) 236-2100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Timothy S. Durham

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO & PF

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           United States

7.        Sole Voting Power

           159,362

8.        Shared Voting Power

           2,089,832

9.        Sole Dispositive Power

           159,362

10.        Shared Dispositive Power

              2,089,832

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              2,089,832

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              72.3%

14.        Type of Reporting Person (See Instructions)

              IN

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Obsidian Capital Partners, LP

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           Delaware

7.        Sole Voting Power

           1,807,492

8.        Shared Voting Power

           0

9.        Sole Dispositive Power

           1,807,492

10.        Shared Dispositive Power

              0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              1,807,492

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              58.1%

14.        Type of Reporting Person (See Instructions)

              PN

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Diamond Investments, LLC 35-2088657

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           WC

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           Indiana

7.        Sole Voting Power

           40,759

8.        Shared Voting Power

           0

9.        Sole Dispositive Power

           40,759

10.        Shared Dispositive Power

              0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              40,759

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              1.3%

14.        Type of Reporting Person (See Instructions)

              OO

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Obsidian Capital Company, LLC

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           Indiana

7.        Sole Voting Power

           0

8.        Shared Voting Power

           1,807,492

9.        Sole Dispositive Power

           0

10.        Shared Dispositive Power

              1,807,492

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              1,807,492

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              58.1%

14.        Type of Reporting Person (See Instructions)

              OO

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Terry G. Whitesell

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           United States

7.        Sole Voting Power

           137,717

8.        Shared Voting Power

           1,808,034

9.        Sole Dispositive Power

           137,717

10.        Shared Dispositive Power

              1,808,034

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              1,945,751

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              62.6%

14.        Type of Reporting Person (See Instructions)

              IN

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Jeffrey W. Osler

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO & PF

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           United States

7.        Sole Voting Power

           16,544

8.        Shared Voting Power

           1,807,492

9.        Sole Dispositive Power

           16,544

10.        Shared Dispositive Power

              1,807,492

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              1,824,036

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              58.7%

14.        Type of Reporting Person (See Instructions)

              IN

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Durham Whitesell & Associates, LLC

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           Indiana

7.        Sole Voting Power

           543

8.        Shared Voting Power

           0

9.        Sole Dispositive Power

           543

10.        Shared Dispositive Power

              0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              543

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              0%

14.        Type of Reporting Person (See Instructions)

              OO

SCHEDULE 13D
(Amendment No. 4)

CUSIP NO.:  23700P109

1.        Name of Reporting Person.

                  I.R.S. Identification Nos. of above persons (entities only)

Fair Holdings, Inc.

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

3.        SEC Use Only

4.        Source of Funds (See Instructions)

           OO

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.        Citizenship or Place of Organization

           Ohio

7.        Sole Voting Power

           241,039

8.        Shared Voting Power

           0

9.        Sole Dispositive Power

           241,039

10.        Shared Dispositive Power

              0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person

              241,039

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)

              7.8%

14.        Type of Reporting Person (See Instructions)

              OO

        This Amendment No. 4 amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 2, 2001, as amended on September 10, 2001, April 14, 2002, and May 22, 2003, with respect to beneficial ownership of securities of Obsidian Enterprises, Inc. (formerly named Danzer Corporation). This Amendment No. 4 is being filed to report a change to the disclosure previously provided under “Item 4. Purpose of Transaction.”

Item 1.    Security and Issuer.

        This statement relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Obsidian Enterprises, Inc., a Delaware corporation (the “Issuer”), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Item 2.    Identity and Background.

        This Amendment No. 4 is jointly filed by the following persons (collectively, the “Reporting Persons”):  Obsidian Capital Partners, LP, a Delaware limited partnership (the “Partnership”); Obsidian Capital Company, LLC, an Indiana limited liability company (“OCC”); Timothy S. Durham; Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC, an Indiana limited liability company (“Diamond”); Durham Whitesell & Associates, LLC, an Indiana limited liability company (“DWA”); and Fair Holdings, Inc., an Ohio corporation (“Fair Holdings”).

        The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services. The address of the principal office and business of the Partnership is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        OCC is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies. The address of the principal office and business of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of the Issuer, as a Managing Member and Chief Executive Officer of OCC, as the Managing Member of Diamond, as a Managing Member of DWA and as Chairman of Fair Holdings, Inc. The address of the principal offices of the Issuer and OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Whitesell serves as the President and Chief Operating Officer of the Issuer and as a Managing Member of OCC and DWA. The address of the principal office of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        Mr. Osler is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Osler serves as Executive Vice President, Secretary and Treasurer of the Issuer and as a Managing Member of OCC. The address of the principal office of OCC is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle Suite 4800, Indianapolis, Indiana 46204.

        DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are Managing Members of DWA. The address of the principal office and business of DWA is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        Fair Holdings is an Ohio corporation that engages principally in general financing. Mr. Durham has a fifty percent ownership interest in Fair Holdings and serves as the Chairman. The address of the principal office and business of Fair Holdings is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        This Amendment No. 4 is not reporting on the acquisition by the reporting person of any additional Common Stock at this time.

Item 4.    Purpose of Transaction.

        Based upon the recent financial performance of the Issuer and the financial and administrative burdens of compliance with the Sarbanes-Oxley Act of 2002, the Reporting Persons are currently exploring, and may propose, a transaction which would result in the Issuer becoming a private company (a “Transaction”). Any Transaction would be intended to bring the total number of the Issuer’s shareholders to under 300 and enable the Issuer to deregister its common stock and terminate all reporting obligations under the Securities Exchange Act of 1934. The Reporting Persons are currently evaluating various structures for such a Transaction, and such structures may include the Reporting Persons proposing to the Issuer a reverse stock split or a merger of the Issuer and a newly formed entity owned by the Reporting Persons in which shareholders of the Issuer other than the Reporting Persons would receive cash in exchange for their shares of the Issuer. At this time, no party, including any Reporting Person, is legally obligated to propose or engage in any Transaction and, upon the completion of their evaluation, the Reporting Persons may determine not to propose or engage in a Transaction at any time in the foreseeable future or may determine to propose or engage in any number of alternative Transactions.

Item 5.    Interest In Securities Of The Issuer.

(a)-(b)        Information on the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 4 and is incorporated herein by reference. This Amendment No. 4 also amends the number of shares over which Mr. Durham has Shared Voting Power and Shared Dispositive Power, which was inadvertently reported incorrectly in prior filings in an immaterial amount.

        Messrs. Durham, Whitesell and Osler may be deemed to beneficially own and share voting and dispositive power with respect to shares of Common Stock held by the Partnership, Diamond, DWA and/or Fair Holdings because of the interests in or positions they hold with one or more of those entities as reported in response to Item 2. The information in Item 2 is incorporated herein by reference. OCC is the general partner of the Partnership and may be deemed to beneficially own and share voting and dispositive power with respect to the shares of Common Stock held by the Partnership.

(c)        None.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        At this time there are no contracts, arrangements, understandings or relationships with respect to the Transaction, if any, described in Item 4 above. The information set forth in Item 2 is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

        Exhibit A:  Joint Filing Agreement (Attached to Amendment No. 2 as Exhibit A)

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2005	OBSIDIAN PARTNERS, L.P. By: Obsidian Capital Company, LLC, Its: Managing General Partner By: /s/ Timothy S. Durham Timothy S. Durham Its: Managing Member

Dated: March 10, 2005	OBSIDIAN CAPITAL COMPANY, LLC By: /s/ Timothy S. Durham Timothy S. Durham Its: Managing Member

Dated: March 10, 2005	/s/ Timothy S. Durham Timothy S. Durham

Dated: March 10, 2005	/s/ Terry G. Whitesell Terry G. Whitesell

Dated: March 10, 2005	/s/ Jeffrey W. Osler Jeffrey W. Osler

Dated: March 10, 2005	DIAMOND INVESTMENTS, LLC By: /s/ Timothy S. Durham Timothy S. Durham Its: Managing Member

Dated: March 10, 2005	DURHAM WHITESELL AND ASSOCIATES, LLC By: /s/ Timothy S. Durham Timothy S. Durham Its: Managing Member

Dated: March 10, 2005	FAIR HOLDINGS, INC. By: /s/ Timothy S. Durham Timothy S. Durham Its: Chairman and CEO

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement (Attached to Amendment No. 2 as Exhibit A and incorporated herein by reference).